Filed Pursuant to Rule 424(b)(3)
File Number 333-146851

PROSPECTUS SUPPLEMENT NO. 7
to Prospectus dated February 7, 2008
(Registration No. 333-146851)

CHINA ARCHITECTURAL ENGINEERING, INC.

This Prospectus Supplement No. 7 supplements our Prospectus dated February 7, 2008 and Prospectus Supplements Nos. 1, 2, 3, 4, 5, and 6 (collectively referred to as the “Prospectus Supplements”) dated March 18, 2008, April 14, 2008, April 28, 2008, May 2, 2008, May 22, 2008, and May 30, 2008, respectively. The securities that are the subject of the Prospectus have been registered to permit their resale to the public by the selling security holders named in the Prospectus. We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 7 together with the Prospectus and the Prospectus Supplements.

This Prospectus Supplement No. 7 includes the attached reports, as set forth below, as filed by us with the Securities and Exchange Commission (the “SEC”): Certain portions of the Current Reports on Form 8-K filed with the SEC on June 12, 2008, June 16, 2008, June 30, 2008, and September 23, 2008 and the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2008.

Our common stock is traded on The NASDAQ Stock Market LLC under the symbol “CAEI.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 7 is September 30, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):     June 10, 2008

CHINA ARCHITECTURAL ENGINEERING, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33709	51-05021250
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070 People’s Republic of China	N/A
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:	0086-756-8538908

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed in the Current Report on Form 8-K filed by China Architectural Engineering, Inc. (the “Company”) with the Securities and Exchange Commission on April 18, 2008, the Company closed a financing transaction (the “Financing Transaction”) on April 15, 2008 with ABN AMRO Bank N.V., London Branch, CITIC Allco Investments Ltd. (“CAIL,” and together with ABN AMRO Bank N.V., London Branch, the “Subscribers”), and CITIC Capital Finance Ltd. (“CCFL”) issuing (i) US$20,000,000 12% Convertible Bonds due 2011 (the “Bonds”) and (ii) 300,000 warrants to purchase 300,000 shares of common stock of the Company expiring 2013 (the “Warrants”).

Pursuant to the terms of a subscription agreement, for so long as CAIL and its affiliates own at least 25% of the Bonds collectively issued to them, or 25% of the shares into which the Bonds are convertible, CCFL shall be entitled to designate one director to the Board of Directors of the Company, and the Company will cause the person so designated to be a director on its Board of Directors. On June 10, 2008, the Board of Directors of the Company appointed Miu Cheung to serve as a director of the Company. Mr. Cheung will be paid director fees in accordance with the Company's policy regarding the payment of director fees to non-employee directors, which is currently $20,000 per year. Mr. Cheung is also a director of CCFL, which acted as one of the arrangers in the Financing Transaction and CCFL received a fee of approximately $312,500 for services provided. Additionally, as a result of the Financing Transaction, CAIL owns $12.5 million of the Bonds and 187,500 Warrants. Mr. Cheung is also a director of CITIC Allco Investments Management Limited, the investment manager for CAIL.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2008	CHINA ARCHITECTURAL ENGINEERING, INC.

	By:	/s/ Luo Ken Yi
Name: Luo Ken Yi
Title: Chief Executive Officer

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): June 10, 2008

CHINA ARCHITECTURAL ENGINEERING, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33709	51-05021250
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070 People’s Republic of China	N/A
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:	0086-756-8538908

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 10, 2008, Xin Yue Jasmine Geffner resigned as Chief Financial Officer of China Architectural Engineering, Inc. (the “Company”) effective as of June 30, 2008. Wang Xin will act as the Company’s interim CFO. Wang Xin served as the Chief Financial Officer of the Company from 2001 to 2008. Wang Xin graduated from the Yunnan Finance and Economics University, Finance Department in 1984. From 1984 to 1988 she was Vice Section Chief at the Yunnan Province Finance Bureau. From 1988 to 1995 she was an instructor at Yunnan Economics and Management College, where she taught industrial accounting, financial management and other business courses. From 1995 to 2000 she was a Financial Manager at Zhuhai Advertising and Trade Exhibition Company. From 2000 to 2001 she was Financial Manager at Zhuhai Jingyu Science and Technology Equipment Company.

Ms. Geffner entered into a separation agreement on June 10, 2008 with the Company (the “Separation Agreement”) in connection with her resignation. Pursuant to the terms of the Separation Agreement, Ms. Geffner’s employment with the Company will cease on June 30, 2008. Ms. Geffner will receive any unpaid and accrued salary allowance and housing allowance and the Company will issue Ms. Geffner 70,000 shares of the Company's common stock. Ms. Geffner will also receive a separation payment of a total of HK$1,440,000, to be paid in two equal installments on June 30, 2008 and September 30, 2008, respectively. The Separation Agreement also provides for the Company's provision of medical and life insurance to Ms. Geffner until March 2009, the cessation of Ms. Geffner’s entitlement to any benefits under any equity, stock, option scheme or similar provision in her employment agreement with the Company, reimbursement of US$15,000 in relocation expenses, and payment of tax, accounting, and legal expenses to Ms. Geffner of US$5,000.

The foregoing description of the Separation Agreement is qualified in its entirety by the full text of the Separation Agreement, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Separation Agreement dated June 10, 2008 by and between the Company and Xin Yue Jasmine Geffner

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2008	CHINA ARCHITECTURAL ENGINEERING, INC.

	By:	/s/ Luo Ken Yi
	Name:	Luo Ken Yi
	Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit Number	Description
10.1	Separation Agreement dated June 10, 2008 by and between the Company and Xin Yue Jasmine Geffner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): June 27, 2008

CHINA ARCHITECTURAL ENGINEERING, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33709	51-05021250
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070 People’s Republic of China	N/A
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:	0086-756-8538908

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 27, 2008, the Board of Directors of China Architectural Engineering, Inc. (the “Company”) appointed Charles John Anderson as the Chief Operating Officer of the Company effective immediately. In connection with Mr. Anderson’s appointment, Luo Ken Yi resigned as the Chief Operating Officer and retained his positions as Chief Executive Officer and Chairman of the Board of the Company.

Mr. Anderson, 54, has served as President of CAE Building Systems, Inc., a wholly-owned subsidiary of the Company, since February 2008. He has worked in the building envelope industry for more than 33 years. His career began in 1974 and he has experience in sales, estimating, engineering, manufacturing, testing, quality control, installation, project management, contract administration and executive management. Prior to joining the Company, Mr. Anderson worked as a senior consultant for Israel Berger & Associates, LLC, specializing in building envelope evaluation. From 1996 to 2004, Mr. Anderson worked for Glassalum International Corporation, a custom curtainwall manufacturing and installation company, where he was responsible for coordinating engineering, manufacturing and project management activities. While at Glassalum International Corporation, Mr. Anderson served in various positions, including President and Chief Operating Officer. In 1987, Mr. Anderson founded Building Research, Inc., which provided consulting, testing and inspection services from inception to 1992. Mr. Anderson also worked for other companies in the curtainwall and related industries, including Midwest Curtainwalls, Inc., Ampat Group, Inc., Construction Research Laboratory, Inc., and Miami Testing Laboratory, Inc.

Mr. Anderson is not related to any of the Company’s executive officers or directors, nor has he been a party to any transaction requiring disclosure pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	CHINA ARCHITECTURAL ENGINEERING, INC.

	By:	/s/ Luo Ken Yi
Name: Luo Ken Yi
Title: Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): September 17, 2008

CHINA ARCHITECTURAL ENGINEERING, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33709	51-05021250
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070 People’s Republic of China	N/A
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:	0086-756-8538908

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As described in China Architectural Engineering, Inc.’s (the “Company’s”) Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 18, 2008, the Company closed a financing transaction on April 15, 2008, with ABN AMRO Bank N.V., London Branch, CITIC Allco Investments Ltd. (together with ABN AMRO Bank N.V., London Branch, the “Subscribers”), and CITIC Capital Finance Ltd. issuing (i) US$20,000,000 12% Convertible Bonds due 2011 (the “Bonds”) and (ii) 300,000 warrants to purchase 300,000 shares of common stock of the Company expiring 2013. The Bonds were issued further to a trust deed between the Company and The Bank of New York, London Branch (the “Trustee”), dated April 15, 2008 (the “Trust Deed”).

On September 17, 2008, the Company, the Trustee, and the Subscribers entered into an Agreement to Amend the Trust Deed, attached hereto as Exhibit 4.2, and the Company and the Trustee entered into an Amended and Restated Trust Deed, attached hereto as Exhibit 4.3 (collectively referred to as the “Amendment”). The Amendment amends certain provisions of the Trust Deed to incorporate and/or reference sections of the Trust Indenture Act of 1939 (“TIA”). The Amendment provides that if any provision of the Trust Deed limits, qualifies or conflicts with the duties imposed by certain specified provisions of the TIA, the duties imposed by the TIA will control. In addition, the Amendment provides that, among other things:

●
Bondholders may communicate pursuant to TIA Section 312(b) with other Bondholders with respect to their rights under the Trust Deed or the Bonds and the Company, the Trustee, and anyone else shall have the protection of TIA Section 312(c).

●
For so long as any Bonds are outstanding, the Company will furnish to the Bondholders or cause the Trustee to furnish to the Bondholders, within the time periods specified in the SEC’s rules and regulations, all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K and all current reports that would be required to be filed with the SEC on Form 8-K.

●	The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, with limited exceptions.

●
Bondholders of a majority in aggregate principal amount of the then outstanding Bonds may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it, except that the Trustee may refuse to follow any direction that conflicts with law or the Trust Deed that the Trustee determines may be unduly prejudicial to the rights of other Bondholders or that may involve the Trustee in personal liability.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
4.1	Trust Deed, dated April 15, 2008 between the Company and the Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on April 18, 2008).
4.2	Agreement to Amend the Trust Deed, dated September 17, 2008, by and among the Company, the Trustee, and the Subscribers.
4.3	Amended and Restated Trust Deed dated September 17, 2008, by and among the Company and the Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2008	CHINA ARCHITECTURAL ENGINEERING, INC.

By: /s/ Luo Ken Yi
Name: Luo Ken Yi
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Trust Deed, dated April 15, 2008 between the Company and the Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on April 18, 2008).
4.2	Agreement to Amend the Trust Deed, dated September 17, 2008, by and among the Company, the Trustee, and the Subscribers.
4.3	Amended and Restated Trust Deed dated September 17, 2008, by and among the Company and the Trustee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number
001-33709

CHINA ARCHITECTURAL ENGINEERING, INC.
(Exact name of small business issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	51-05021250 (I.R.S. Employer Identification No.)

105 Baishi Road, Jiuzhou West Avenue, Zhuhai, People’s Republic of China (Address of principal executive offices)	519070 (Zip Code)

0086-756-8538908
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller
reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

There were 51,885,446 shares outstanding of registrant’s common stock, par value $0.001 per share, as of July 31, 2008.

CHINA ARCHITECTURAL ENGINEERING, INC.
FORM 10-Q QUARTERLY REPORT

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited financial statements reflect all adjustments that, in the opinion of management, are considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The accompanying unaudited financial statements should be read in conjunction with the audited financial statements of China Architectural Engineering, Inc. as contained in its Annual Report for the fiscal year ended December 31, 2007 on Form 10-K and Form 10-K/A, as filed with the Securities and Exchange Commission on March 31, 2008 and April 29, 2008, respectively.

CHINA ARCHITECTURAL ENGINEERING, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(STATED IN US DOLLARS)

	June 30, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$17,763,812	$4,040,168
Restricted cash	96,808	595,016
Contract receivables, net	66,379,142	13,047,559
Costs and earnings in excess of billings	25,957,723	57,488,693
Job disbursements advances	-	2,454,106
Tender and other site deposits	-	83,046
Other receivables	13,806,200	6,640,865
Inventories	379,441	528,743
Deferred income taxes	2,383	-
Other current assets	1,164,204	109,533
Total current assets	125,549,713	84,987,729

Non-current assets
Plant and equipment, net	3,410,794	2,582,554
Intangible Assets	5,130	70,386
Organization cost	-	92,741
Goodwill	7,995,896	7,995,896
Other non-current asset	-	7,505

TOTAL ASSETS	$136,961,533	$95,736,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$1,155,390	$2,578,550
Accounts payable	24,570,686	18,737,771
Billings in excess of costs and earnings	2,029,965	757,079
Amount due to shareholder	1,319,991	1,334,856
Other payables	6,519,213	9,193,186
Income tax payable	2,685,582	2,673,643
Business and other taxes payable	3,281,436	3,538,336
Other Accrual	1,282,048	499,684
Total current liabilities	42,844,311	39,313,105

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

CHINA ARCHITECTURAL ENGINEERING, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(STATED IN US DOLLARS)

	June 30, 2008	December 31, 2007

Non-current liabilities
Long term bank loans	$1,839,440	$443,881
Convertible bond payable, net	24,924,040	3,465,741
Minority interest	20,706	49,482

TOTAL LIABILITIES	$69,628,497	$43,272,209

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2008 and December 31, 2007; Common stock, $0.001 par value, 100,000,000 shares authorized, 51,885,446 and 51,783,416 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	$51,886	$51,784
Additional paid in capital	21,656,684	23,665,558
Statutory reserves	3,040,595	3,040,595
Accumulated other comprehensive income	6,018,534	1,892,829
Retained earnings	36,565,337	23,813,836
	67,333,036	52,464,602
TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY	$136,961,533	$95,736,811

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

CHINA ARCHITECTURAL ENGINEERING, INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(STATED IN US DOLLARS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Contract revenues earned	$41,380,189	$19,453,645	$66,729,495	$33,883,737
Cost of contract revenues earned	(28,038,332)	(11,961,163)	(44,942,086)	(23,493,770)

Gross profit	$13,341,857	$7,492,482	$21,787,409	$10,389,967

Selling, general and administrative expenses	(4,590,147)	(1,689,696)	(7,590,572)	(2,564,071)

Income from operations	$8,751,710	$5,802,786	$14,196,837	$7,825,896

Interest income	35,242	-	42,205	3,637
Interest expense	(1,197,889)	(572,379)	(1,532,026)	(576,459)
Other income	39,440	-	150,602	-

Income before taxation	$7,628,503	$5,230,407	$12,857,618	$7,253,074

Income tax	(69,613)	(937,630)	(116,980)	(1,264,678)
Equity loss and minority interests	18,893	(14,277)	10,863	(14,277)

Net income	$7,577,783	$4,278,500	$12,751,501	$5,974,119

Earnings per share:
Basic	$0.15	$0.09	$0.25	$0.12
Diluted	$0.14	$0.08	$0.24	$0.11

Weighted average shares outstanding:
Basic	51,812,477	50,000,000	51,832,946	50,000,000
Diluted	55,549,949	59,588,586	55,550,770	54,794,293

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

CHINA ARCHITECTURAL ENGINEERING, INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(STATED IN US DOLLARS)

	Six Months Ended June 30,
	2008	2007
Cash flows from operating activities
Net income	$12,751,501	$5,974,119
Minority interest	(10,863)	(11,299)
Depreciation and amortization expense	398,241	99,350
Loss on disposal of equipments	10,383	-
Deferred income taxes	(2,383)	-
Share-based payment	425,748	-
Amortization expense on convertible bond	615,061	479,965
Decrease in restricted cash	498,208	154,652
Decrease in security deposit	-	80,446
(Increase) /decrease in inventories	149,302	(356)
Increase in receivables	(27,306,892)	(10,851,500)
Decrease in other assets	100,246	-
Increase/(decrease) in payables	4,969,232	(1,474,440)
Net cash used in operating activities	$(7,402,216)	$(5,549,063)

Cash flows from investing activities
Purchases of plant and equipment	(906,885)	(514,028)
Net cash used in investing activities	$(906,885)	$(514,028)

Cash flows from financing activities
Repayments from short-term loans	$(1,423,160)	$-
Proceeds from long-term loans	1,444,502	211,807
Repayments of long-term loans	(48,944)	-
Repayments of amount due to shareholder	(14,865)	(1,735)
Issuance of convertible bond and warrants	19,500,000	9,700,000
Net cash provided by financing activities	$19,457,533	$9,910,072

Net increase in cash and cash equivalents	$11,148,432	$3,846,981
Effect of foreign currency translation on cash and cash equivalents	2,575,212	45,823

Cash and cash equivalents - beginning of period	4,040,168	2,115,966

Cash and cash equivalents - end of period	$17,763,812	$6,008,770

Other supplementary information:
Cash paid during the period for:
Interest paid	$477,153	$56,771
Income tax paid	$162,895	$760,170

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CHINA ARCHITECTURAL ENGINEERING, INC.
UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JANUARY 1, 2008 TO JUNE 30, 2008
(STATED IN US DOLLARS)

	Total Number of shares	Common stock	Additional paid in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Total

Balance, January 1, 2008	51,783,416	51,784	23,665,558	3,040,595	1,892,829	23,813,836	52,464,602
Net income						12,751,501	12,751,501
Foreign currency translation adjustment					4,125,705		4,152,705
Total comprehensive income							16,904,206
Adjustment of additional Paid-in Capital from warrants and beneficial conversion feature			(2,611,095)				(2,611,095)
Issuance of new shares	102,030	102	602,221				602,323
Balance, June 30, 2008	51,885,446	51,886	21,656,684	3,040,595	6,018,534	36,565,337	67,333,036

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CHINA ARCHITECTURAL ENGINEERING, INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Architectural Engineering, Inc. (the “Company”) formerly SRKP 1, Inc., was incorporated in the State of Delaware, United State on March 16, 2004. The Company’s common stock was listed for trading on the American Stock Exchange on September 28, 2007.

On October 17, 2006, the Company underwent a reverse-merger with Full Art International Ltd. (a Hong Kong company) and its four wholly-owned subsidiaries as detailed in Note 2(b) Consolidation below, involving an exchange of shares whereby the Company issued an aggregate of 43,304,125 shares of common stock in exchange for all of the issued and outstanding shares of Full Art. The Company was the accounting acquiree. For financial reporting purposes, this transaction is classified as a recapitalization of China Architectural Engineering, Inc. and the historical financial statements of Full Art.

The Company through its subsidiaries conducts its principal activity as building envelope systems contractors, specializing in the design, engineering, fabrication and installation of curtain wall systems, roofing systems, steel construction systems and eco-energy saving building conservation systems, throughout China, Australia, Southeast Asia, the Middle East, and the United States.

The Company's work is performed under cost-plus-fee contracts, fixed-price contracts, and fixed-price contracts modified by incentive and penalty provisions. These contracts are undertaken by the Company or its wholly owned subsidiaries. The length of the Company's contracts varies but is typically about one to two years.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Method of accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The consolidated financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of consolidated financial statements, which are compiled on the accrual basis of accounting.

(b)	Consolidation

The consolidated financial statements include the accounts of the Company and its twelve subsidiaries. Significant inter-company transactions have been eliminated in consolidation. The consolidated financial statements include 100% of the assets and liabilities of these majority-owned subsidiaries, and the ownership interests of minority investors are recorded as minority interests.

The Company owned the subsidiaries since its reverse-merger on October 17, 2006. As of June 30, 2008, detailed identities of the consolidating subsidiaries are as follows: -

Name of Company	Place of Incorporation	Attributable Equity interest %
Full Art International Limited	Hong Kong	100
Zhuhai King Glass Engineering Co., Ltd.	PRC	100
Zhuhai King General Glass Engineering Technology Co., Ltd.	PRC	100
King General Engineering (HK) Limited	Hong Kong	100
KGE Building System Limited	Hong Kong	100
KGE Australia Pty Limited	Australia	55
Zhuhai Xiangzhou District Career Training School	PRC	72
Techwell Engineering Limited	Hong Kong	100
Techwell International Limited	Macau	100
Techwell Building System (Shenzhen) Co., Ltd.	PRC	100
CAE Building Systems, Inc.	USA	100
China Architectural Engineering (Shenzhen) Co., Ltd.	PRC	100

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

(d)	Plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows: -

Building	20 years
Machinery and equipment	5 - 10 years
Furniture and office equipment	5 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(e)	Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
During the reporting periods, there was no impairment loss.

(f)	Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standard 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” the Company does not amortize goodwill or intangible assets with indefinite lives.

For goodwill and other intangible assets, impairment tests are performed annually and more frequently whenever events or changes in circumstances indicate goodwill carrying values exceed estimated reporting unit fair values. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations during the reporting periods, there was no impairment loss.

(g)	Inventories

Inventories are raw materials, which are stated at the lower of weighted average cost or market value.

(h)	Contracts receivable

Contracts receivable from performing construction of industrial and commercial buildings are based on contracted prices. The company provides an allowance for doubtful debts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions.

(i)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(j)	Restricted cash

Restricted cash represents time deposit accounts to secure notes payable and bank loans.

(k)	Earnings per share

The Company computes earnings per share (“EPS’) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of diluted weighted average common shares outstanding for the periods ended June 30, 2008 and 2007 is based on the estimate fair value of the Company’s common stock during such periods applied to warrants and options using the treasury stock method to determine if they are dilutive. The Convertible Bond is included on an “as converted “basis when these shares are dilutive.

Components of basic and diluted earnings per share were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net Income	$7,577,783	$4,278,500	$12,751,501	$5,974,119
Add: Interest expenses less income taxes	276,774	311,977	487,688	311,977
Adjusted income	7,854,557	4,590,477	13,239,189	6,286,096
Basic Weighted Average Shares Outstanding	51,812,477	50,000,000	51,832,946	50,000,000
Dilutive Shares:
- Addition to Common Stock from Conversion of Bonds	2,857,143	703,297	2,857,143	353,591
- Addition to Common Stock from Exercise of Warrants	880,329	8,885,289	860,681	4,440,702
Diluted Weighted Average Outstanding Shares:	55,549,949	59,588,586	55,550,770	54,794,293

Earnings Per Share
- Basic	$0.15	$0.09	$0.25	$0.12
- Diluted	$0.14	$0.08	$0.24	$0.11

(l)	Revenue and cost recognition

Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total cost for each contract.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs.

Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

Total estimated gross profit on a contract, being the difference between total estimated contract revenue and total estimated contract cost, is determined before the amount earned on the contract for a period can be determined.

The measurement of the extent of progress toward completion is used to determine the amount of gross profit earned to date and that the earned revenue to date is the sum of the total cost incurred on the contract and the amount of gross profit earned.

Earned revenue, cost of earned revenue, and gross profit are determined as follows: -

a.	Earned Revenue is the amount of gross profit earned on a contract for a period plus the costs incurred on the contract during the period.

b.	Cost of Earned Revenue is the cost incurred during the period, excluding the cost of materials not unique to a contract that have not been used for the contract.

c.
Gross Profit earned on a contract is computed by multiplying the total estimated gross profit on the contract by the percentage of completion. The excess of that amount over the amount of gross profit reported in prior periods is the earned gross profit that should be recognized in the income statement for the current period.

Change orders are common for the changes in specifications or design while claims are uncommon. Contract revenue and costs are adjusted to reflect change orders approved by the customer and the contractor regarding both scope and price. Recognition of amounts of additional contract revenue relating to claims is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.

(m)	Income taxes

The Company uses the accrual method of accounting to determine and report its taxable reduction of income taxes for the year in which they are available. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The Company also adopted FIN 48, Accounting for Uncertainty in Tax Positions.

Income tax liabilities computed according to the United States, People’s Republic of China (PRC), Hong Kong SAR, Macau SAR and Australia tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

In respect of the Company’s subsidiaries domiciled and operated in China and Hong Kong, the taxation of these entities can be summarized as follows:

•
Zhuhai King Glass Engineering Co., Limited (“Zhuhai KGE”) and Zhuhai King General Glass Engineering Technology Co., Limited (“Zhuhai KGGET”) are located in Zhuhai and was subject to the PRC corporation income tax rate of 33% prior to January 1, 2008. However, in accordance with the relevant tax laws and regulations of PRC, the Zhuhai local corporation income tax rate was 15% prior to January 1, 2008. Zhuhai KGGET is presently dormant, and from the time that it has its first profitable tax year, it is exempt from corporate income tax for its first two years and is then entitled to a 50% tax reduction for the succeeding three years. Zhuhai KGGET has enjoyed this tax incentive in the previous years. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law has become effective from January 1, 2008. During the transition period, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. Zhuhai KGE is subject to 18% tax rate during the first half year of 2008 and anticipates that as a result of the new EIT law, its income tax provision will increase, which could adversely affect Zhuhai KGE’s financial condition and results of operations.

•	Full Art International Limited, King General Engineering (HK) Limited, and KGE Building System Limited are subject to Hong Kong profits tax rate of 17.5%.

•
Techwell Engineering Limited is subject to Hong Kong profits tax rate of 17.5%. Techwell International Limited is a Macau registered company and therefore is subject to Macau profits tax rate of 12%. Techwell Building System (Shenzhen) Co. Limited is located in Shenzhen and is subject to PRC corporate income tax rate of 18% in 2008.

•	KGE Australia Pty Limited is subject to corporate income tax rate of 30%.

•	The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957.

•
The Company, after a reverse-merger on October 17, 2006, revived to be an active business enterprise because of the operations with subsidiaries in China and Hong Kong. Based on the consolidated net income for the year ended December 31, 2007, the Company shall be taxed at the 35% tax rate.

•	Techwell Engineering Limited has established a branch in Dubai, which has zero corporate income tax rate.

(n)	Advertising

The Company expensed all advertising costs as incurred. Advertising expenses included in selling expenses were $362,076 and $83,630 for the six months periods ended June 30, 2008 and 2007, respectively.

(o)	Research and development

All research and development costs are expensed as incurred. Research and development costs included in general and administrative expenses were $689,495 and $25,477 for the six months periods ended June 30, 2008 and 2007, respectively.

(p)	Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the statements of income as incurred.

(q)	Foreign currency translation

The accompanying consolidated financial statements are presented in United States Dollars (USD). The functional currencies of the Company are Renminbi (RMB), Hong Kong Dollar (HKD), Macau Pacata (MOP), Australia Dollar (AUD), United Arab Emirate Dirham (AED) and USD. The consolidated financial statements are translated into USD from RMB, HKD, MOP, AUD and AED at June 30, 2008 exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	June 30, 2008	December 31, 2007	June 30, 2007
Period end RMB : US$ exchange rate	6.8591	7.3141	7.6248
Average quarterly RMB : US$ exchange rate	6.9575	7.6172	7.6891

	June 30, 2008	December 31, 2007	June 30, 2007
Period end HKD : US$ exchange rate	7.7970	7.8049	7.8172
Average quarterly HKD : US$ exchange rate	7.7939	7.8026	7.8172

	June 30, 2008	December 31, 2007	June 30, 2007
Period end MOP : US$ exchange rate	8.0360	-	-
Average quarterly MOP : US$ exchange rate	8.0331	-	-

	June 30, 2008	December 31, 2007	June 30, 2007
Period end AUD : US$ exchange rate	1.0458	-	-
Average quarterly AUD : US$ exchange rate	1.0597	-	-

	June 30, 2008	December 31, 2007	June 30, 2007
Period end AED : US$ exchange rate	3.6732	-	-
Average quarterly AED : US$ exchange rate	3.6734	-	-

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(r)	Statutory reserves

Statutory reserves for foreign investment enterprises are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(s)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other consolidated financial statements. The Company’s current components of other comprehensive income are the foreign currency translation adjustment.

(t)	Recent accounting pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (‘‘SFAS 141(R)’’). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will evaluate how the new requirements could impact the accounting for any acquisitions completed beginning in fiscal 2009 and beyond, and the potential impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements − an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company is currently evaluating the impact of SFAS 160 on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations and cash flows. SFAS No. 161 is effective for the Company on January 1, 2009. This standard will have no impact on the Company’s financial position, results of operations or cash flow.

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS No. 142-3”). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), Business Combinations, and other US GAAP. FSP SFAS No. 142-3 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting FSP SFAS No. 142-3 on the Company’s financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“SFAS No. 162”), which becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to US Auditing Standards (“AU”) Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This standard is not expected to have an impact on the Company’s financial position, results of operations or cash flow.

In June 2008, the EITF reached a consensus on EITF Issue No. 08-4, Transition Guidance for Conforming Changes to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF No. 08-4”). Subsequent to the issuance of EITF No. 98-5, certain portions of the guidance contained in EITF No. 98-5 were nullified by EITF Issue No. 00-27, Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios’ (“EITF No. 00-27”). However, the portions of EITF No. 98-5 that were nullified by EITF No. 00-27 were not specifically identified in EITF No. 98-5, nor were the illustrative examples in EITF No. 98-5 updated for the effects of EITF No. 00-27. EITF No. 08-4 specifically addresses the conforming changes to EITF Issue No. 98-5 and provides transition guidance for the conforming changes. EITF No. 08-4 is effective for the Company for the fiscal year ending December 31, 2008. The Company is currently evaluating the impact of adopting EITF No. 08-4 on the Company’s financial position, results of operations and cash flows.

3.	CONTRACT RECEIVABLES

	June 30, 2008	December 31, 2007

Contract receivables	$66,609,152	$13,263,260
Less: Allowance for doubtful accounts	(230,010)	(215,701)

Net	$66,379,142	$13,047,559

Allowance for Doubtful Accounts	June 30, 2008	December 31, 2007

Beginning balance	$215,701	$417,648
Foreign exchange adjustments	14,309	-
Written off	-	(201,947)

Ending balance	$230,010	$215,701

4.	INVENTORIES

	June 30, 2008	December 31, 2007
Raw materials at sites	$379,441	$528,743

5.	PLANT AND EQUIPMENT

Plant and equipment consist of the following as of:

	June 30, 2008	December 31, 2007
At cost
Motor vehicle	$1,305,423	$1,223,692
Machinery and equipment	3,175,992	3,383,123
Furniture, software and office equipment	1,677,491	625,102
Building	309,933	290,652
Leasehold improvement	377,262	189,403
	$6,846,101	$5,711,972

Less: Accumulated depreciation
Motor vehicle	$630,182	$593,141
Machinery and equipment	1,874,920	2,227,231
Furniture, software and office equipment	766,649	269,695
Building	17,434	9,810
Leasehold improvement	146,122	29,541
	$3,435,307	$3,129,418

	$3,410,794	$2,582,554

Depreciation expenses included in the selling and administrative expenses for six months periods ended June 30, 2008 and 2007 were $332,985 and $99,350, respectively.

6.	INTANGIBLE ASSETS

	June 30, 2008	December 31, 2007
At cost
Intangible Assets	$104,204	$104,204
Less: Accumulated amortization	99,074	33,818

	$5,130	$70,386

7.	LOANS

A.	SHORT-TERM BANK LOANS

	June 30, 2008	December 31, 2007
Bank of East Asia Ltd., line of credit, at 5.508% per annum, subject to variation every 6 months	$-	$546,889

Dah Sing Bank, 5.0% per annum, line of credit, due November 28, 2008	380,478	257,926

Dah Sing Bank, 5.5% per annum, trust receipts, due November 25, 2008	774,912	1,773,735
	$1,155,390	$2,578,550

In October 25, 2006, the Company opened a line of credit facility with the Zhuhai branch of Bank of East Asia for a maximum of RMB20,000,000. The credit facility does not require renewal until October 2011. In order to facilitate the extension of the credit facility, the Company agreed to deposit the same amount on fixed deposit terms into the Hong Kong branch of Bank of East Asia. This facility is subject to a current interest rate of 5.913% and interest rate adjusts every 6 months.

B.	LONG-TERM BANK LOANS

	June 30, 2008	December 31, 2007

Bank of East Asia Ltd., line of credit, at 5.832% per annum, subject to variation ever 6 months, due October 25, 2011	$161,214	$169,518

Auto capital lease obligations (hire purchase) due November 12, 2009	300,391	274,363

Installment loan from Dah Sing Bank at an interest rate at 3.5% due July 28, 2015	290,506	-

Installment loan from Dah Sing Bank at an interest rate at 4.0% due October 25, 2025.	1,087,329	-
	$1,839,440	$443,881

Zhuhai King Glass Engineering Co., Limited borrowed from Bank of East Asia with a condominium as collateral. This facility is subject to a current interest rate of 5.913% and interest rate adjusts every 6 months.

Full Art International Limited borrowed a hire purchase (car) loan from DBS Bank.

8. CONVERTIBLE BONDS AND BOND WARRANTS

A. $10,000,000 Variable Rate Convertible Bonds due in 2012

On April 12, 2007, the Company completed a financing transaction with ABN AMRO Bank N.V. (the “Subscriber”) issuing (i) $10,000,000 Variable Rate Convertible Bonds due in 2012 (the “Bonds”) and (ii) 800,000 warrants to purchase an aggregate of 800,000 shares of our common stock, subject to adjustments for stock splits or reorganizations as set forth in the warrant, that expire in 2010 (the “Warrants”).

The Bonds were subscribed at a price equal to 97% of their principal amount, which is the issue price of 100% less a 3% commission to the Subscriber. The Bonds were issued pursuant to, and are subject to the terms and conditions of, a trust deed dated April 12, 2007, as amended, between us and The Bank of New York, London Branch (the “Amended and Restated Trust Deed”). The Bonds are also subject to a paying and conversion agency agreement dated April 12, 2007 between us, The Bank of New York, and The Bank of New York, London Branch. The terms and conditions of the Bonds, as set forth in the Amended and Restated Trust Deed include, among other thing, the following terms:

•	Interest Rate. The Bonds bear interest from April 12, 2007 at the rate of 6% per annum for the first year after April 12, 2007 and 3% per annum thereafter, of the principal amount of the Bonds.

•
Conversion. Each Bond is convertible at the option of the holder at any time after April 12, 2008 up to March 28, 2012, into shares of our common stock at an initial conversion price equal to the price per share at which shares are sold in our initial public offering of common stock on the American Stock Exchange (“AMEX”) with minimum gross proceeds of $2,000,000. If no initial public offering occurs prior to conversion, the conversion price per share will be $2.00, subject to adjustment in accordance with the terms and conditions of the Bonds. Based on the initial public offering completed on October 3, 2007 the initial conversion is now set at $3.50 per share resulting initial conversion shares of 2,857,143. The conversion price is subject to adjustment in certain events, including our issuance of additional shares of common stock or rights to purchase common stock at a per share or per share exercise or conversion price, respectively, at less than the applicable per share conversion price of the Bonds. If for the period of 20 consecutive trading days immediately prior to April 12, 2009 or February 18, 2012, the conversion price for the Bonds is higher than the average closing price for the shares, then the conversion price will be reset to such average closing price; provided that, the conversion price will not be reset lower than 70% of the then existing conversion price. In addition, the Amended and Restated Trust Deed provides that the conversion price of the Bonds cannot be adjusted to lower than $0.25 per share of common stock (as adjusted for stock splits, stock dividends, spin-offs, rights offerings, recapitalizations and similar events).

•
Mandatory Redemptions. If on or before April 12, 2008, either (i) our common stock (including the shares of common stock issuable upon conversion of the Bonds and exercise of the Warrants) are not listed on AMEX or (ii) the Bonds, Warrants, and shares underlying the Bonds and Warrants are not registered with the Securities and Exchange Commission (the “SEC”), then holders of the Bonds can require us to redeem the Bonds at 106.09% of the principal amount. In addition, at any time after April 12, 2010, holders of the Bonds can require us to redeem the Bonds at 126.51% of the principal amount. The Company is required to redeem any outstanding Bonds at 150.87% of its principal amount on April 4, 2012.

On April 12, 2007, the Company entered into a warrant instrument with the Subscriber pursuant to which the Subscriber purchased the Warrants from us (the “Warrant Instrument”). The Warrants, which are represented by a global certificate, are also subject to a warrant agency agreement by and among us, The Bank of New York and The Bank of New York, London Branch dated April 12, 2007 (the “Warrant Agency Agreement”). Pursuant to the terms and conditions of the Warrant Instrument and the Warrant Agency Agreement, the Warrants vested on April 12, 2007 and will terminate on April 12, 2010. The Bond Warrants are exercisable at a per share exercise price of $0.01. The Company has agreed to list the Warrants on AMEX, or any alternative stock exchange by April 12, 2008.

On April 12, 2007, the Company also entered into a registration rights agreement with the Subscriber pursuant to which the Company agreed to include the Bonds, the Warrants, and the shares of common stock underlying the Bonds and Warrants in a pre-effective amendment to a registration statement that the Company have on file with the SEC. Subsequently, the Company verbally agreed with the Subscriber not to include the Subscriber’s securities in the pre-effective amendment to the registration statement and to register them in a separate registration statement to be filed promptly after the effective date of the previously filed registration statement. The Company registered resale of the Bonds, the Warrants, and the shares of common stock underlying the Bonds and Warrants in a registration statement that was declared effective by the SEC on February 7, 2008.

On April 12, 2007, the date of issuance, the Company determined the fair value of the Bonds to be $9,700,000. The warrants and the beneficial conversion feature were $3,207,790 and $3,507,791 respectively, which were determined under the Black-Scholes valuation method. They are included under stockholders’ equity as additional paid in capital - stock warrants and additional paid in capital - beneficial conversion feature respectively in accordance with guidance of APB 14 and EITF No. 98-5. Accordingly, the interest discount on the warrants and beneficial conversion feature were recorded, and are being amortized by the interest method of 5 years.

As addressed in an earlier paragraph under Mandatory Redemptions, the Company will redeem each bond at 150.87% of its principal amount on April 4, 2012 (the maturity date). On the basis of this commitment, the Company has determined the total redemption premium to be $5,087,100, which is an addition to the original face value of the Bonds of $10,000,000. This redemption premium is to be amortized to interest expense over the term of the Bonds by the interest method.

Because of the fact that the $10,000,000 Variable Rate Convertible Bonds contain three separate securities and yet merged into one package, the bond security must identify its constituents and establish the individual value as determined by the Issuer as follows:

(1)	Bond Discount	300,000
(2)	Warrants	2,183,000
(3)	Beneficial Conversion Feature	2,171,429

B. $20,000,000 12% Convertible Bonds due in 2011

On April 15, 2008, the Company completed a financing transaction with ABN AMRO Bank N.V., London Branch (“ABN AMRO”), CITIC Allco Investments Limited (together with ABN AMRO, the “Subscribers,” and each a “Subscriber”), and CITIC Capital Finance Limited issuing (i) $20,000,000 12% Convertible Bonds due in 2011 (the “Bonds”) and (ii) 300,000 warrants to purchase an aggregate of 300,000 shares of the Company’s common stock, subject to certain adjustments as set forth in the warrant instrument, that expire in 2013 (the “Bond Warrants”). The transaction was completed in accordance with a subscription agreement entered into by the Company, Subscribers, and CITIC Capital Finance Limited, dated April 2, 2008 (the “Subscription Agreement”).

The Bonds were subscribed at a price equal to 100% of their principal amount. The Company agreed to pay to the Subscribers an aggregate commission of 2.5% of the principal amount of the Bonds and of the aggregate warrant issue price for the Bond Warrants. The Bonds were issued pursuant to, and are subject to the terms and conditions of, a trust deed dated April 15, 2008 between the Company and The Bank of New York, London Branch (the “Trust Deed”). The Bonds are also subject to a paying and conversion agency agreement dated April 15, 2008 between the Company, The Bank of New York, and The Bank of New York, London Branch. The terms and conditions of the Bonds, as set forth in the Trust Deed include, among other things, the following terms:

•	Interest Rate. The Bonds bear cash interest from April 15, 2008 at the rate of 12% per annum of the principal amount of the Bonds.

•
Conversion. Each Bond is convertible at the option of the holder at any time during the period (i) beginning on the earlier of (a) the date that a registration statement for the shares to be issued upon conversion of the Bonds is first declared effective by the United States Securities and Exchange Commission (the “SEC”) and (b) October 15, 2008 and (ii) ending at the close of business on April 8, 2011, subject to certain exceptions, into shares of the Company’s common stock at an initial conversion price equal to $6.35 per share, which is the product of 1.1 and the average closing price per share of the Company’s common stock for the period of 20 consecutive trading days immediately prior to April 15, 2008. The conversion price is subject to adjustment in certain events, including the Company’s issuance of additional shares of common stock or rights to purchase common stock at a per share or per share exercise or conversion price, respectively, at less than the applicable per share conversion price of the Bonds.

•
Mandatory Redemptions. Interest is payable semi-annually in arrears on April 15 and October 15 of each year (each an “Interest Payment Date”) commencing October 15, 2008. On any Interest Payment Date on or after April 15, 2010, the holders of the Bonds can require the Company to redeem the Bonds at 116.61% of the principal amount of the Bonds redeemed, plus all accrued but unpaid interest. The Company is required to redeem any outstanding Bonds at 116.61% of its principal amount on April 15, 2011.

On April 15, 2008, the Company entered into a warrant instrument with the Subscribers pursuant to which the Subscribers purchased the Bond Warrants from the Company (the “Warrant Instrument”). The Bond Warrants, which are represented by a global certificate, are also subject to a warrant agency agreement by and among the Company, The Bank of New York and The Bank of New York, London Branch dated April 15, 2008 (the “Warrant Agency Agreement”). Pursuant to the terms and conditions of the Warrant Instrument and the Warrant Agency Agreement, the Bond Warrants became exercisable on April 15, 2008 and terminate on April 15, 2013. The Bond Warrants have an initial exercise price per share of $6.35, subject to adjustment in certain events.

The Company agreed to list the shares of common stock underlying the Bonds and the Bond Warrants on AMEX, or any alternative stock exchange by the earlier of October 15, 2008 and the date on which a registration statement registering the shares of common stock underlying the Bonds and the Bond Warrants is first declared effective by the SEC. In addition, the Company agreed to register the shares of common stock underlying the Bonds and the Bond Warrants with the SEC on or prior to October 15, 2008 and will keep the registration effective until 30 days after the Bond Warrants terminate.

On April, 15, 2008, the Company also entered into a registration rights agreement with the Subscribers pursuant to which it agreed to register the Bonds, the Bond Warrants, and the shares of common stock underlying the Bonds and Bond Warrants (the “Registrable Securities”). The Company agreed to prepare and file with the SEC, no later than 30 days after April 15, 2008, a registration statement on Form S-1, of which this prospectus is a part, to register the Registrable Securities (the “Registration Statement”) and, as promptly as possible, cause that Registration Statement, as amended, to become effective and in any event within six months after April 15, 2008. In addition, the Company agreed to list all the Registrable Securities covered by the Registration Statement on each securities exchange on which similar securities issued by the Company are then listed.

Pursuant to the terms of the Subscription Agreement, the Company was required as a condition to the closing to appoint a director designated by CITIC Capital Finance Limited to the Company’s Board of Directors. The closing condition was waived by the parties to the financing transaction and the Company appointed such a director within three months from closing.

Because of the fact that the $20,000,000 Convertible Bonds contain three separate securities and yet merged into one package, the bond security must identify its constituents and establish the individual value as determined by the Issuer as follows:

(1)	Bond Discount	500,000
(2)	Warrants	1,413,503
(3)	Beneficial Conversion Feature	-

The above items A and B are to be amortized to interest expense over the term of the bonds by the effective interest method as disclosed in the table below.

The Convertible Bonds Payable, net consists of the following: -

	June 30, 2008	December 31, 2007

Convertible Bonds Payable	$30,000,000	$10,000,000
Less: Interest discount – Warrants	(3,596,503)	(4,036,170)
Less: Interest discount – Beneficial conversion feature	(2,171,429)	(4,342,857)
Less: Bond discount	(800,000)	(300,000)
Accretion of interest discount and accrual of interest payable	1,491,972	2,144,768
Net	$24,924,040	$3,465,741

9.	CONTRACT REVENUES EARNED

The contract revenues earned for the periods ended June 30, 2008 and 2007 consist of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Billed	$40,460,581	$10,677,301	$47,254,730	$13,551,466
Unbilled	919,608	8,776,344	19,474,765	20,332,271
	41,380,189	19,453,645	66,729,495	33,883,737

The unbilled contract revenue earned represents those revenue that should be recognized according to the percentage of completion method for accounting for construction contract because the Company is entitled to receive payment from the customers for the amount of work that has been rendered to and completed for that customer according to the terms and progress being made as stipulated under that contract between the Company and that customer. As an industrial practice, there are certain procedures that need to be performed, such as project account finalization, by both the customer and the Company before the final billing is issued; however this does not affect the Company’s recognition of revenue and respective cost according to the terms of the contract with the consistent application of the percentage-of-completion method.

10. INCOME TAXES

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the relevant applicable corporation income tax rate to income before tax for the periods ended June 30, 2008 and 2007:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Income before tax	$7,628,503	$5,230,407	$12,857,618	$7,253,074

Taxes at the applicable income tax rates	$1,187,928	$1,476,138	$1,253,715	$2,143,618

Miscellaneous non taxable income and non-deductible expenses	(1,118,315)	(538,508)	(1,136,735)	(878,940)

Current income tax expense	$69,613	$937,630	$116,980	$1,264,678

Effective January 1, 2008, the PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax preferences which is defined as "two-year exemption followed by three-year half exemption" enjoyed by tax payers. As a result of the new tax law, a standard 15% tax preference terminated as of December 31, 2007. The PRC government has established a set of transition rules to allow enterprises using tax preferences before January 1, 2008 to continue using the tax preferences on a transitional basis until being the new tax rates are fully implemented over a five-year period. The Company’s subsidiaries in Zhuhai and Shenzhen are now subject to PRC tax rate of 18% starting from January 1, 2008.

11. COMMITMENTS

The Company leases certain administrative and production facilities from third parties. Accordingly, for the six-month periods ended June 30, 2008 and 2007, the Company incurred rental expenses of $856,780 and $279,069, respectively.

The Company has commitments with respect to non-cancelable operating leases for these offices, as follows:

For the year ended December 31,
2008	1,143,860
2009	927,671
2010	94,825
$2,166,356

12. RELATED PARTIES TRANSACTIONS

The amount due to shareholder at June 30, 2008 was $1,319,991 and the amount due to the shareholder at December 31, 2007 was $1,334,856. During the six-month period ended June 30, 2008, the Company purchased construction materials amounting to $2,072,241 from Guangdong Canbo Electrical Co., Ltd. The transactions with related parties during the periods were carried out in the ordinary course of business and on normal commercial terms.

13. OTHER EVENTS

Upon the closing of the initial public offering in October 2007, the Company sold to WestPark Capital, Inc., as underwriter, warrants to purchase up to 73,700 shares of its common stock. The warrants are exercisable at a per share price of $4.20 and will expire if unexercised after five years from the date of issuance. On October 31, 2007, the Company also issued 50,000 warrants to Investor Relation International at exercisable at a per share price $3.50 for a period of four years from the date of issuance. On May 8, 2008, the Company issued another 50,000 warrants to Investor Relation International at exercisable at a per share price $3.50 for a period of four years from the date of issuance.

As of June 30, 2008, WestPark Capital, Inc. has not exercised its warrants. On June 11, 2008, Investor Relation International exercised its warrants issued on October 31, 2007 and received 32,030 shares in accordance with the cashless settlement terms in the warrant agreement. The Company recognized the cost of these warrants as determined by the Black-Scholes Model at a value of $50,375 and $50,905 for the warrants issued to WestPark and Investor Relation International, respectively, for the six months ended June 30, 2008. These expenses have been recorded and included in the accompanying Statements of Income for the six-month period ended June 30, 2008.

14. SUBSEQUENT EVENTS

RMB70,000,000 banking facility granted by ABN AMRO Bank N.V.

On July 19, 2008, Zhuhai King Glass Engineering Co., Ltd., the Company’s wholly-owned subsidiary was granted a bank’s acceptance bill facility by the Shenzhen Branch of ABN AMRO Bank N.V. The facility amount is RMB70,000,000 (US$10,218,978). ABN AMRO requires guarantees as follows:

•	Irrevocable and unconditional guarantee executed by China Architectural Engineering, Inc., and

•	Cash collateral of 20% of bank’s acceptance bill issued

As of August 8, 2008, Zhuhai King Glass Engineering Co., Ltd. utilized RMB27,540,000 (US$4,020,000) of the facility.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-Looking Statements

The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this quarterly report. This quarterly report contains forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social, and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

We specialize in high-end curtain wall systems (including glass, stone and metal curtain walls), roofing systems, steel construction systems, eco-energy saving building conservation systems and related products, for public works and commercial real estate projects. We have completed over one hundred projects throughout China, Hong Kong, Macau, Australia and Southeast Asia, including the National Grand Theater in Beijing, the Meridian Gate Exhibition Hall of the Palace Museum in Beijing’s Forbidden City (winner of the 2005 UNESCO Jury Commendation for Innovation of Asia Pacific Heritage Award), the Beijing Botanical Garden Conservatory (winner of the Zhan Tian You award in 2003), the Shenzhen Airport Terminal Building, the Shanghai South Railway Station and the Vietnam National Conference Center.

Recent Events

April 2008 Issuance of Bonds and Bond Warrants

On April 15, 2008, we completed a financing transaction with ABN AMRO Bank N.V., London Branch (“ABN AMRO”), CITIC Allco Investments Limited (together with ABN AMRO, the “Subscribers,” and each a “Subscriber”), and CITIC Capital Finance Limited issuing (i) $20,000,000 12% Convertible Bonds due in 2011 (the “Bonds”) and (ii) 300,000 warrants to purchase an aggregate of 300,000 shares of our common stock, subject to certain adjustments as set forth in the warrant instrument, that expire in 2013 (the “Bond Warrants”). The transaction was completed in accordance with a subscription agreement entered into by us, the Subscribers, and CITIC Capital Finance Limited, dated April 2, 2008 (the “Subscription Agreement”).

The Bonds were subscribed at a price equal to 100% of their principal amount. We agreed to pay to the Subscribers an aggregate commission of 2.5% of the principal amount of the Bonds and of the aggregate warrant issue price for the Bond Warrants. The Bonds were issued pursuant to, and are subject to the terms and conditions of, a trust deed dated April 15, 2008 between us and The Bank of New York, London Branch (the “Trust Deed”). The Bonds are also subject to a paying and conversion agency agreement dated April 15, 2008 between us, The Bank of New York, and The Bank of New York, London Branch. The terms and conditions of the Bonds, as set forth in the Trust Deed include, among other things, the following terms:

•	Interest Rate. The Bonds bear cash interest from April 15, 2008 at the rate of 12% per annum of the principal amount of the Bonds.

•
Conversion. Each Bond is convertible at the option of the holder at any time during the period (i) beginning on the earlier of (a) the date that a registration statement for the shares to be issued upon conversion of the Bonds is first declared effective by the United States Securities and Exchange Commission (the “SEC”) and (b) October 15, 2008 and (ii) ending at the close of business on April 8, 2011, subject to certain exceptions, into shares of our common stock at an initial conversion price equal to $6.35 per share, which is the product of (i) 1.1 and (ii) the average closing price per share of our common stock for the period of 20 consecutive trading days immediately prior to April 15, 2008. The conversion price is subject to adjustment in certain events, including our issuance of additional shares of common stock or rights to purchase common stock at a per share or per share exercise or conversion price, respectively, at less than the applicable per share conversion price of the Bonds.

•
Mandatory Redemptions. Interest is payable semi-annually in arrears on April 15 and October 15 of each year (each an “Interest Payment Date”) commencing October 15, 2008. On any Interest Payment Date on or after April 15, 2010, the holders of the Bonds can require us to redeem the Bonds at 116.61% of the principal amount of the Bonds redeemed, plus all accrued but unpaid interest. We are required to redeem any outstanding Bonds at 116.61% of its principal amount on April 15, 2011.

On April 15, 2008, we entered into a warrant instrument with the Subscribers pursuant to which the Subscribers purchased the Bond Warrants from us (the “Warrant Instrument”). The Bond Warrants, which are represented by a global certificate, are also subject to a warrant agency agreement by and among us, The Bank of New York and The Bank of New York, London Branch dated April 15, 2008 (the “Warrant Agency Agreement”). Pursuant to the terms and conditions of the Warrant Instrument and the Warrant Agency Agreement, the Bond Warrants become exercisable on April 15, 2008 and terminate on April 15, 2013. The Bond Warrants have an initial exercise price per share of $6.35, subject to adjustment in certain events.

We have agreed to list the shares of common stock underlying the Bonds and the Bond Warrants on AMEX, or any alternative stock exchange by the earlier of October 15, 2008 and the date on which a registration statement registering the shares of common stock underlying the Bond Warrants is first declared effective by the SEC. In addition, we have agreed to register the shares of common stock underlying the Bonds and the Bond Warrants with the SEC on or prior to October 15, 2008 and will keep the registration effective until 30 days after the Bond Warrants terminate.

On April, 15, 2008, we also entered into a registration rights agreement with the Subscribers pursuant to which we agreed to register the Bonds, the Bond Warrants, and the shares of common stock underlying the Bonds and Bond Warrants (the “Registrable Securities”). We agreed to prepare and file with the SEC, no later than 30 days after April 15, 2008, a registration statement on Form S-1 to register the Registrable Securities (the “Registration Statement”) and, as promptly as possible, cause that Registration Statement, as amended, to become effective and in any event within six months after April 15, 2008. In addition, we agreed to list all the Registrable Securities covered by the Registration Statement on each securities exchange on which similar securities issued by us are then listed.

Pursuant to the terms of the Subscription Agreement, we were required as a condition to the closing to appoint a director designated by CITIC Capital Finance Limited to our Board of Directors. The closing condition was waived by the parties to the financing transaction and we have appointed such a director from CITIC Capital Finance Ltd. on June 10, 2008.

Results of Operations

The following table sets forth our statements of operations for the three months and six months ended June 30, 2008 and 2007 in U.S. dollars (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

	(in thousands, except for share and per share amounts)		(in thousands, except for share and per share amounts)

Contract revenues earned	$41,380	$19,454	$66,729	$33,884

Cost of contract revenues earned	(28,038)	(11,962)	(44,942)	(23,494)

Gross profit	$13,342	$7,492	$21,787	$10,390

Selling, general and administrative expenses	(4,590)	(1,689)	(7,590)	(2,564)

Income from operations	$8,752	$5,803	$14,197	$7,826

Interest income	35	-	42	3

Interest expenses	(1,198)	(573)	(1,532)	(576)

Other income	40	0	151	0

Income before taxes	$7,629	$5,230	$12,858	$7,253

Income tax	(70)	(937)	(117)	(1,265)

Equity loss and minority interests	19	(14)	11	(14)

Net income	$7,578	$4,279	$12,752	$5,974

Earnings per share:
Basic	$0.15	$0.09	$0.25	$0.12
Diluted	$0.14	$0.08	$0.24	$0.11

Weighted average shares outstanding:
Basic	51,812,477	50,000,000	51,832,946	50,000,000
Diluted	55,549,949	59,588,586	55,550,770	54,794,293

Three Months Ended June 30, 2008 and 2007

Contract revenues earned for the three months ended June 30, 2008 were $41.4 million, an increase of $21.9 million, or 112%, from the contract revenues earned of $19.5 million for the comparable period in 2007. The primary reason for the increase in contract revenues earned was due to new large overseas projects outside of China for the three months ended June 30, 2008.

Cost of contract revenues earned for the three months ended June 30, 2008 was $28.0 million, an increase of $16.0 million, or 133%, from $12.0 million for the comparable period in 2007. Cost of contract revenues earned consists of the raw materials, labor and other operating costs related to manufacturing. The increase in costs of contract revenues earned was primarily due to the increase in contract revenue and increase in the cost of raw materials and other costs for the three months ended June 30, 2008.

Gross profit for the three months ended June 30, 2008 was $13.3 million, an increase of $5.8 million, or 77%, from $7.5 million for the comparable period of 2007. Our gross margin for the three months ended June 30, 2008 was 32.2% as compared with 38.5% for the three months ended June 30, 2007. The decrease in gross margin was primarily a result of higher raw materials and labor costs in the quarter, which was partially offset by higher margins obtained from overseas projects.

Selling, general and administrative expenses were approximately $4.6 million for the three months ended June 30, 2008, an increase of approximately $2.9 million, or 171%, from $1.7 million for the comparable period in 2007. The increase was due to the growth in staff, office rental and other start-up costs associated with the expansion of our overseas operations during the three months ended June 30, 2008.

Interest expenses were approximately $1.2 million for the three months ended June 30, 2008, an increase of approximately $0.6 million, from approximately $0.6 million for the comparable period in 2007. The increase was mainly due to cash interest expense and non-cash amortization expense associated with the $10 million convertible bonds and warrants issued in April 2007 and $20 million convertible bonds and warrants issued in April 2008.

Income tax was approximately $70,000 for the three months ended June 30, 2008 at an effective tax rate of 0.9%, compared with $937,000 taxes for the same period of 2007 at an effective tax rate of 17.9%. The primary reason for the decrease was due to zero corporate income tax rate associated with revenues from the Dubai project, our largest ongoing project during the second quarter of 2008.

Net income for the three months ended June 30, 2008 was $7.6 million, an increase of $3.3 million, or 77%, from $4.3 million for the comparable period in 2007.

Six Months Ended June 30, 2008 and 2007

Contract revenues earned for the six months ended June 30, 2008 were $66.7 million, an increase of $32.8 million, or 97%, from the contract revenues earned of $33.9 million for the comparable period in 2007. The primary reason for the increase in contract revenues earned was due to new large overseas projects outside of China for the six months ended June 30, 2008.

Cost of contract revenues earned for the six months ended June 30, 2008 was $44.9 million, an increase of $21.4 million, or 91%, from $23.5 million for the comparable period in 2007. Cost of contract revenues earned consists of the raw materials, labor and other operating costs related to manufacturing. The increase in costs of contract revenues earned was primarily due to the increase in contract revenue and increase in the cost of raw materials and other costs for the six months ended June 30, 2008.

Gross profit for the six months ended June 30, 2008 was $21.8 million, an increase of $11.4 million, or 110%, from $10.4 million for the comparable period of 2007. Our gross margin for the six months ended June 30, 2008 was 32.6% as compared with 30.7% for the six months ended June 30, 2007. The increase in gross margin was primarily a result of higher margins obtained from overseas projects, which was partially offset by higher raw materials and labor costs in the first half of 2008.

Selling, general and administrative expenses were approximately $7.6 million for the six months ended June 30, 2008, an increase of approximately $5.0 million, or 192%, from $2.6 million for the comparable period in 2007. The increase was due to the growth in staff, office rental and other start-up costs associated with the expansion of our overseas operations during the six months ended June 30, 2008.

Interest expenses were approximately $1.5 million for the six months ended June 30, 2008, an increase of approximately $0.9 million, from approximately $0.6 million for the comparable period in 2007. The increase was mainly due to cash interest expense and non-cash amortization expense associated with the $10 million convertible bonds and warrants issued in April 2007 and $20 million convertible bonds and warrants issued in April 2008.

Income tax was approximately $117,000 for the six months ended June 30, 2008 at an effective tax rate of 0.9%, compared with $1,265,000 taxes for the same period of 2007 at an effective tax rate of 17.4%. The primary reason for the decrease was due to zero corporate income tax rate associated with revenues from the Dubai project, our largest ongoing project during the first half of 2008.

Net income for the six months ended June 30, 2008 was $12.8 million, an increase of $6.8 million, or 113%, from $6.0 million for the comparable period in 2007.

Liquidity and Capital Resources

At June 30, 2008, we had cash and cash equivalents of $17.8 million. Prior to October 17, 2006, we have historically financed our business operations through short-term bank loans, cash provided by operations, and credit provided by suppliers. More recently, we have raised capital through debt and equity offerings, as well as bonding facilities.

On April 15, 2008, we completed a financing transaction pursuant to which we issued the 2008 Bonds in the principal amount of $20.0 million. The 2008 Bonds bear cash interest at the rate of 12% per annum. Interest is payable semi-annually in arrears on April 15 and October 15 of each year (each an “Interest Payment Date”) commencing October 15, 2008. On any Interest Payment Date on or after April 15, 2010, the holders of the Bonds can require us to redeem the Bonds at 116.61% of the principal amount. We are required to redeem any outstanding Bonds at 116.61% of its principal amount on April 15, 2011. If we are required to repurchase all or a portion of the Bonds and do not have sufficient cash to make the repurchase, we may be required to obtain third party financing to do so, and there can be no assurances that we will be able to secure financing in a timely manner and on favorable terms, which could have a material adverse effect on our financial performance, results of operations and stock price. We also issued 300,000 warrants in connection with the 2008 Bonds on April 15, 2008 to purchase an aggregate of 300,000 shares of our common stock, subject to adjustments for stock splits or reorganizations as set forth in the warrant instrument.

In October 2006, we opened a line of credit facility with the Zhuhai branch of Bank of East Asia for up to a maximum of RMB20,000,000. The credit facility does not require renewal until October 2011. In order to facilitate the extension of the credit facility, we agreed to deposit the equivalent amount in HKD on fixed deposit terms into the Hong Kong branch of Bank of East Asia. This facility is subject to a current interest rate of 5.508% and interest rate adjusts every 6 months. There was no outstanding balance as of June 30, 2008.

Our subsidiary, Zhuhai King Glass Engineering Co., Limited, borrowed from Bank of East Asia with a condominium as collateral. This facility, which is due October 25, 2011, is subject to a current interest rate of 5.832% and interest rate adjusts every 6 months. The amount outstanding as of June 30, 2008 was $161,214.

Full Art International Limited incurred an automobile hire purchase obligations due November 12, 2009 that had an outstanding amount of $300,391 as of June 30, 2008.

We also opened a line of credit and a trust receipts line with the Hong Kong Branch of Dah Sing Bank. The credit facilities are set to expire on November 28 and November 25, 2008, respectively, which had approximately $290,506 and $1,087,329, respectively, outstanding as of June 30, 2008.

On February 19, 2008, we and Techwell Engineering Limited were granted a bonding facility by the Hong Kong Branch of ABN AMRO Bank N.V. The facility amount was $10,000,000, at a tenor of up to one year with 2% flat interest rate on the issued amount of bonds such as bank guarantees, performance bonds, advanced payment bonds and standby letters of credit. ABN AMRO required guarantees as follows: (i) an irrevocable and unconditional guarantee executed by Zhuhai King Glass Engineering Co. Limited and (ii) share charge over the shares of us for a minimum value of $5,000,000 or equivalent, executed by KGE Group Limited. On May 2, 2008, the facility was increased to $12,000,000 with additional cash collateral of $2,000,000. This facility is now fully utilized.

On March 28, 2008, we, Full Art and Techwell Engineering Limited were granted a bonding facility by the Hong Kong Branch of HSBC. The facility amount was $10,000,000, at a tenor of up to one year with 1% flat interest rate on the issued amount of bonds such as bank guarantees, performance bonds, advanced payment bonds and standby letters of credit. HSBC required guarantees as follows: (i) an unlimited guarantee among China Architectural Engineering, Inc., Full Art International Limited and Techwell Engineering Limited; and (ii) an “all monies” securities deposits with 15% margin. As of August 8, 2008, we have utilized $8.4 million of the facility.

We also lease certain administrative and production facilities from third parties. Accordingly, for the six months ended June, 2008 and 2007, we incurred rental expenses of $856,780 and $279,069, respectively.

On July 19, 2008, Zhuhai King Glass Engineering Co., Ltd., our wholly-owned subsidiary was granted a bank’s acceptance bill facility by the Shenzhen Branch of ABN AMRO Bank N.V. The facility amount is RMB70,000,000 (US$10,218,978). ABN AMRO requires guarantees irrevocable and unconditional guarantee from us and cash collateral of 20% of bank’s acceptance bill issued. As of August 8, 2008, Zhuhai King Glass Engineering Co., Ltd. utilized RMB27,540,000 (US$4,020,000) of the facility.

Net cash used in operating activities for the six months ended June 30, 2008 was approximately $7.4 million, as compared to $5.6 million used in the same period in 2007. The change is primarily the result of growth in net income, add-back of non-cash warrant expense and non-cash amortization expense on the $10,000,000 April 2007 and $20,000,000 April 2008 convertible bonds, an increase in receivables due to a relatively long collection period typical of the architecture industry in China, and an increase in payables for the six months ended June 30, 2008.

Net cash used by investing activities was approximately $0.9 million for the six months ended June 30, 2008 compared to approximately $0.5 million used for the six months ended June 30, 2007. The change was mainly a result of an increase of fixed assets purchased during the six months ended June 30, 2008.

Net cash provided by financing activities was $19.5 million for the six months ended June 30, 2008 compared to $9.9 million provided for the six months ended June 30, 2007. The increase was primarily due to the issuance of $20,000,000 convertible bonds in April 2008.

At June 30, 2008, we had no material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business. We intend to expend a significant amount of capital to purchase materials and serve as deposits for performance bonds for new projects that we have obtained. Additional capital for this objective may be required that is in excess of our liquidity, requiring us to raise additional capital through an equity offering or secured or unsecured debt financing. The availability of additional capital resources will depend on prevailing market conditions, interest rates, and our existing financial position and results of operations.

Contractual Obligations

The following table describes our contractual commitments and obligations as of June 30, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$2,166,356	$1,607,696	$558,660	$—	$—
Contingent Liabilities (1)	$20,365,768	$16,229,932	$4,137,836	$—	$—
Long-term debt (2)	$38,409,000	$—	$23,322,000	$15,087,000	$—

(1)
Includes the $3,500,000 standby guarantee expired May 2, 2009, $2,121,322 performance bond expired April 11, 2009 and $6,363,966 advanced payment bond expired March 25, 2009, issued by ABN AMRO Bank N.V. Also includes $1,831,411 performance bond expired December 31, 2009, $2,306,425 advanced payment bond expired August 6, 2009 and $4,242,644 advanced payment bond expired March 25, 2009, issued by HSBC.

(2)
Includes the $10 million convertible bond which is required to be redeemed at 150.87% at maturity at April 4, 2012, which may be converted into our common stocks after September 28, 2008, accordingly we may re-classify upon conversion. Also includes the $20 million convertible bond which is required to be redeemed at 116.61% at maturity at April 15, 2011, which may be converted into our common stocks after October 15, 2008, accordingly we may re-classify upon conversion.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K as of and for the year ended December 31, 2007. We discuss our critical accounting policies and estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K as of and for the year ended December 31, 2007. Other than as indicated in this quarterly report, there have been no material revisions to the critical accounting policies as filed in our Annual Report for the fiscal year ended December 31, 2007 on Form 10-K and Form 10-K/A, as filed with the SEC on March 31, 2008 and April 29, 2008, respectively.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (‘‘SFAS 141(R)’’). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will evaluate how the new requirements could impact the accounting for any acquisitions completed beginning in fiscal 2009 and beyond, and the potential impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements − an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company is currently evaluating the impact of SFAS 160 on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations and cash flows. SFAS No. 161 is effective for the Company on January 1, 2009. This standard will have no impact on the Company’s financial position, results of operations or cash flow.

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS No. 142-3”). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), Business Combinations, and other US GAAP. FSP SFAS No. 142-3 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting FSP SFAS No. 142-3 on the Company’s financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“SFAS No. 162”), which becomes effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to US Auditing Standards (“AU”) Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This standard is not expected to have an impact on the Company’s financial position, results of operations or cash flow.

In June 2008, the EITF reached a consensus on EITF Issue No. 08-4, Transition Guidance for Conforming Changes to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF No. 08-4”). Subsequent to the issuance of EITF No. 98-5, certain portions of the guidance contained in EITF No. 98-5 were nullified by EITF Issue No. 00-27, Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios’ (“EITF No. 00-27”). However, the portions of EITF No. 98-5 that were nullified by EITF No. 00-27 were not specifically identified in EITF No. 98-5, nor were the illustrative examples in EITF No. 98-5 updated for the effects of EITF No. 00-27. EITF No. 08-4 specifically addresses the conforming changes to EITF Issue No. 98-5 and provides transition guidance for the conforming changes. EITF No. 08-4 is effective for the Company for the fiscal year ending December 31, 2008. The Company is currently evaluating the impact of adopting EITF No. 08-4 on the Company’s financial position, results of operations and cash flows.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There have been no material changes in market risk from the information provided in Part II, Item 7A “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report for the fiscal year ended December 31, 2007 on Form 10-K and Form 10-K/A, as filed with the SEC on March 31, 2008 and April 29, 2008, respectively.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Quarterly Report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and which also are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

As disclosed in the Form 8-K filing filed with the Securities and Exchange Commission on June 16, 2008, our CFO resigned her position effective June 30, 2008. A new CFO was appointed as of the same date and has assumed the internal control duties of the CFO. Based on the evaluation of our management as required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act, we believe that, except as stated above, there were no changes in our internal control over financial reporting that occurred during the second quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II-OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Not applicable.

ITEM 1A.  RISK FACTORS

There have been no material changes from the risk factors disclosed in the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2007.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On April 15, 2008, we completed a financing transaction with the Subscribers under Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) and issued (i) $20,000,000 12% Convertible Bonds due in 2011 (the “Bonds”) and (ii) 300,000 warrants to purchase an aggregate of 300,000 shares of our common stock, subject to adjustments for stock splits or reorganizations as set forth in the warrant instrument, that expire in 2013 (the “Bond Warrants”). The Bonds and the Bond Warrants were offered and sold to the Subscribers in reliance upon exemption from registration pursuant to Regulation S of the Securities Act. We complied with the conditions of Rule 903 as promulgated under the Securities Act including, but not limited to, the following: (i) each of the Subscribers is a non-U.S. resident and has not offered or sold their shares in accordance with the provisions of Regulation S; (ii) an appropriate legend was affixed to the securities issued in accordance with Regulation S; (iii) each of the Subscribers has represented that it was not acquiring the securities for the account or benefit of a U.S. person; and (iv) each of the Subscribers agreed to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act, or pursuant to an available exemption from registration. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration, or under an exemption.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

On May 28, 2008, pursuant to authorization by its Board of Directors, the Company notified the American Stock Exchange (“AMEX”) that it intends to voluntarily withdraw the listing of its common stock on the AMEX in order to transfer its listing to The NASDAQ Stock Market LLC (“NASDAQ”). The Company’s common stock commenced trading on the NASDAQ on June 10, 2008 under the symbol "CAEI."

ITEM 6. EXHIBITS

21.1	List of Subsidiaries

31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ARCHITECTURAL ENGINEERING, INC. (Registrant)

August 11, 2008	By:	/s/ Luo Ken Yi
Luo Ken Yi
Chief Executive Officer and Chairman of the Board